UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                              Big City Bagels, Inc.
                                (Name of Issuer)


                          Common Stock, $.001 par value
                           (Title Class of Securities)


                                   089090 10 4
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 13, 1996
           (Date of Event which Requires Filing of this Schedule 13D)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 12 pages

                                                               SEC 1746(12-91)

                                  SCHEDULE 13D


- -------------------------------------------------------------------------------
CUSIP No. 089090 10 4                                         Page 2 of 12 Pages
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Mark Weinreb
                    ###-##-####
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                         (b)|_|


- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO (See Item 3)
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                        |_|


- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- -------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            ---------------------------------------------------
                              8          SHARED VOTING POWER

                                                  859,538
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  859,538
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  0
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    859,538 shares (See Item 5(a))
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.9%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------------------------------------------------------------
CUSIP No. 089090 10 4                                        Page 3 of 12 Pages
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Jerry Rosner
                    ###-##-####
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                         (b)|_|


- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO (See Item 3)
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                        |_|


- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- ------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            ---------------------------------------------------
                              8          SHARED VOTING POWER

                                                  790,154
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  790,154
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  0
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    790,154 shares (See Item 5(a))
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.5%
- ------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------------------------------------------------------------
CUSIP No. 089090 10 4                                        Page 4 of 12 Pages
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Stanley Weinreb
                    ###-##-####
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)|X|
                                                                      (b)|_|


- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO (See Item 3)
- ------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                        |_|


- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- -------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            --------------------------------------------------
                              8          SHARED VOTING POWER

                                                  605,851
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  605,851
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  0
- ------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    605,851 shares (See Item 5(a))
- -----------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.6%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

- -------------------------------------------------------------------------------
CUSIP No. 089090 10 4                                        Page 5 of 12 Pages
- -------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Stanley S. Raphael
                    ###-##-####
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|X|
                                                                         (b)|_|


- -------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO (See Item 3)
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                        |_|


- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States
- -------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            --------------------------------------------------
                              8          SHARED VOTING POWER

                                                  599,913
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  593,975
                            -------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  5,938
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    599,913 shares (See Item 5(a))
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.5%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    IN
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- -------------------------------------------------------------------------------
CUSIP No. 089090 10 4                                        Page 6 of 12 Pages
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Trade Consultants, Inc. Pension Plan
                    65-0048548
- -------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|X|
                                                                        (b)|_|


- ------------------------------------------------------------------------------
3          SEC USE ONLY


- -------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                    OO (See Item 3)
- -------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                        |_|


- -------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    Florida (See Item 2(f))
- -------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                                  0
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            ---------------------------------------------------
                              8          SHARED VOTING POWER

                                                  5,938
                            ---------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  0
                            ---------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                  5,938
- -------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    5,938 shares (See Item 5(a))
- -------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.1%
- -------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    EP
- -------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  INTRODUCTION


         This Schedule 13D is being filed as a joint filing by Messrs. Mark Weinreb, Jerry Rosner, Stanley Weinreb, Stanley S. Raphael and Trade Consultants, Inc. Pension Plan ("Trade Consultants"), of which Mr. Raphael is the sole trustee (collectively, the "Management Group"). The members of the Management Group are parties to a Founders' Shareholder Agreement, dated March 31, 1996, with respect to certain securities of Big City Bagels, Inc., the issuer of the securities which this Schedule 13D pertains ("Issuer").

Item 1.  Security and Issuer.

         The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Big City Bagels, Inc. ("Issuer"), a New York corporation, whose principal executive offices are located at 99 Woodbury Road, Hicksville, New York 11801 ("Common Stock").

         The percentage of beneficial ownership reflected in this Schedule 13D is based upon 4,793,750 shares of Common Stock outstanding on May 13, 1996.

Item 2.  Identity and Background.

     (a) Name: This Schedule 13D is filed jointly by the members of the Management Group: Messrs. Mark Weinreb, Jerry Rosner, Stanley Weinreb, Stanley
S. Raphael and Trade Consultants.

(b) Business Addresses:

                  Mark Weinreb
                  c/o Big City Bagels, Inc.
                  99 Woodbury Road
                  Hicksville, New York 11801

                  Jerry Rosner
                  c/o Big City Bagels, Inc.
                  151 Kalmus Drive, Suite C-100
                  Costa Mesa, California 92626

                  Stanley Weinreb
                  c/o Big City Bagels, Inc.
                  99 Woodbury Road
                  Hicksville, New York 11801

                  Stanley S. Raphael
                  c/o Big City Bagels, Inc.
                  99 Woodbury Road
                  Hicksville, New York 11801

                  Trade Consultants, Inc. Pension Plan
                  Stanley S. Raphael, Trustee
                  400 Towerside Terrace, #611
                  Miami, Florida 33138


                               Page 7 of 12 Pages

         (c) Principal Business: Mark Weinreb is the Chairman of the Board and Chief Executive Officer of the Issuer. Jerry Rosner is the President, Chief Operating Officer and a director of the Issuer. Stanley Weinreb is the Vice President and a director of the Issuer. Stanley S. Raphael is the Secretary and a director of the Issuer and the President of Trade Consultants, Inc., a management consulting company organized under the laws of the State of Florida.

         (d) During the last five years, no member of the Management Group has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, no member of the Management Group has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against any member of the Management Group enjoining any member of the Management Group from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the individual members of the Management Group that are natural persons are citizens of the United States. Trade Consultants is a pension plan organized under the laws of the State of Florida.


Item 3.  Source and Amount of Funds or other Consideration.

         The members of the Management Group exchanged their limited partnership interests in Pumpernickel Partners, L.P. ("Pumpernickel Partners") and/or their capital stock of Bagel Partners, Inc., the sole general partner of Pumpernickel Partners ("Bagel Partners"), to acquire the securities described below in Item 5(c).


Item 4.  Purpose of Transactions.

         Each member of the Management Group has acquired the securities specified in Item 5(c) of this Schedule 13D in order to obtain individual equity positions in the Issuer for investment purposes. None of the members of the Management Group have a present intention to acquire or dispose of shares of Common Stock of the Issuer, but this may change depending upon market conditions. None of the members of the Management Group have any present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to the above.





                               Page 8 of 12 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) and (b) The following table sets forth the separate beneficial ownership of each member of the Management Group. For purposes of presentation, the number of shares listed for each member of the Management Group does not include shares held by other members of the Management Group. Absent the Founders' Shareholder Agreement, each of the members has sole voting and dispositive power with respect to the shares indicated, except as disclosed in Note (1).

Name                                    Number of Shares      Percent of Class

Mark Weinreb                                 859,538                17.9%
Jerry Rosner                                 790,154                16.5%
Stanley Weinreb                              605,851                12.6%
Stanley S. Raphael                           599,913(1)             12.5%
Trade Consultants                              5,938                 0.1%




(1) Includes 5,938 shares held by Trade Consultants, of which Mr. Raphael is the sole trustee. Accordingly, absent the Founders' Shareholder Agreement, Mr. Raphael has sole voting and dispositive power with respect to such shares, although it is nominally shared with Trade Consultants.

         Since each member of the Management Group is a party to, and has agreed to vote their shares in accordance with, the Founders' Shareholder Agreement described in Item 5(c), each of the members of the Management Group shares voting power with respect to the shares of Common Stock held by each of the other members and may be deemed to beneficially own all of the shares held by all members of the Management Group. The Management Group, collectively, owns 2,855,456 shares, or 59.6%, of the Issuer's outstanding Common Stock.

         (c) On May 13, 1996, the limited partners of Pumpernickel Partners contributed all of their limited partnership interests in Pumpernickel Partners and the stockholders of Bagel Partners, the sole general partner of Pumpernickel Partners, contributed all of the capital stock of Bagel Partners to the Issuer in exchange for an aggregate of 181,250 shares of Common Stock. As a result of their interests in Bagel Partners as stockholders and/or Pumpernickel Partners as limited partners, Messrs. Mark Weinreb, Jerry Rosner, Stanley Weinreb, Stanley S. Raphael and Trade Consultants received 13,913, 905, 13,913, 2,037 and 5,938 shares of Common Stock, respectively. All other shares of Common Stock owned by each member of the Management Group were issued immediately prior to the closing of the Issuer's initial public offering on May 13, 1996.

                  Immediately following the closing of the Issuer's initial public offering, each of Messrs. Mark Weinreb, Jerry Rosner, Stanley Weinreb and Stanley S. Raphael received a stock dividend from the Issuer, declared on March 5, 1996 and payable on May 13, 1996, at the rate of 28,186.5 shares of Common Stock for each share of Common Stock held on April 1, 1996 as follows: 845,595, 789,221, 591,917 and 591,917 shares, respectively.







                               Page 9 of 12 Pages

Item 6.  Contracts, Agreements, Understandings or
         Relationships with Respect to Securities of Issuer.

         Each member of the Management Group is a party to the Founders' Shareholder Agreement, dated March 31, 1996, and the shares of Common Stock beneficially owned by them are subject to the terms of the Founders' Shareholder Agreement. Pursuant to the Founders' Shareholder Agreement, each of these members has agreed to vote his shares for the election of each of the other members of the Management Group as a director of the Issuer as long as each such other member owns at least 100,000 shares of Common Stock. In addition, the members have granted a right of first refusal to the others with respect to any sales of Common Stock held by them other than pursuant to a Registration Statement under the Securities Act of 1933, as amended, or pursuant to Rule 144 promulgated thereunder.

         Pursuant to Section 3(l) of an Underwriting Agreement dated as of May 7, 1996 between the Issuer and Monroe Parker Securities, Inc., the underwriter of the Issuer's initial public offering ("Underwriter"), each of the members of the Management Group agreed not to dispose of their securities until May 6, 1998, without the prior written consent of the Underwriter.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 1: Founders' Shareholder Agreement, dated March 31, 1996, incorporated by reference to Exhibit 10.8 of Amendment No. 3 to the Issuer's Registration Statement on Form SB-2 (No. 333-2154), filed May 3, 1996.

         Exhibit 2: Underwriting Agreement, dated as of May 7, 1996, between Monroe Parker Securities, Inc. and Big City Bagels, Inc., incorporated by reference to Exhibit
                           1.1 of the Issuer's Registration Statement on Form SB-2 (No. 333-2154), filed March 8, 1996.

         Exhibit 2: Joint Filing Agreement, dated May 23, 1996, by and among each member of the Management Group.

                               Page 10 of 12 Pages

                                   SIGNATURES


                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   May 23, 1996

                                                  /s/ Mark Weinreb
                                                  Mark Weinreb



                                                 /s/ Jerry Rosner
                                                 Jerry Rosner



                                                /s/ Stanley Weinreb
                                                Stanley Weinreb


                                               /s/ Stanley S. Raphael
                                                 Stanley S. Raphael


                                              TRADE CONSULTANTS, INC.
                                              PENSION FUND



                                              By:      /s/ Stanley S. Raphael
                                                  Stanley S. Raphael, Trustee

                               Page 11 of 12 Pages